Fact Sheet – Consolidated Financial data, Third Quarter, 2006-07

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31,		Growth (%)	September 30, 2006	Growth % in Q3 FY 2007 over Q2 FY 2007
	2006	2005			
Income from software services, products and business process management	**3,655**	**2,532**	**44.4**	**3,451**	**5.9**
Software development and business process management expenses	1,938	1,327	46.0	1,833	5.7
GROSS PROFIT	**1,717**	**1,205**	**42.5**	**1,618**	**6.1**
Selling and marketing expenses	236	158	49.4	221	6.8
General and administration expenses	285	186	53.2	288	-1.0
	521	**344**	**51.5**	**509**	**2.4**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**1,196**	**861**	**38.9**	**1,109**	**7.8**
Interest	-	-	-	-	-
Depreciation	141	117	20.5	122	15.6
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,055**	**744**	**41.8**	**987**	**6.9**
Other income, net	59	(5)	-	66	-10.6
Provision for investments	-	-	-	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,114**	**739**	**50.7**	**1,053**	**5.8**
Provision for taxation	130	83	56.6	123	5.7
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**984**	**656**	**50.0**	**930**	**5.8**
Income on sale of investments (net of taxes)	-	-	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**984**	**656**	**50.0**	**930**	**5.8**
Minority interest	1	7	-85.7	1	0.0
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**983**	**649**	**51.5**	**929**	**5.8**
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	17.64	11.85	48.9	16.75	5.3
Diluted	17.24	11.52	49.7	16.37	5.3
After exceptional items					
Basic	17.64	11.85	48.9	16.75	5.3
Diluted	17.24	11.52	49.7	16.37	5.3

** Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

Fact Sheet – Consolidated Financial data, Third Quarter, 2006-07

Infosys®

Profit and Loss Account summary for the Nine months ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31,		Growth (%)	Year ended March 31, 2006
	2006	2005		
Income from software services, products and business process management	10,121	6,897	46.7	9,521
Software development and business process management expenses	5,437	3,644	49.2	5,066
GROSS PROFIT	**4,684**	**3,253**	**44.0**	**4,455**
Selling and marketing expenses	661	448	47.5	600
General and administration expenses	829	547	51.6	764
	1,490	**995**	**49.7**	**1,364**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**3,194**	**2,258**	**41.5**	**3,091**
Interest	-	-	-	-
Depreciation	369	293	25.9	437
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**2,825**	**1,965**	**43.8**	**2,654**
Other income, net	253	68	272.0	139
Provision for investments	3	1	200.0	1
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**3,075**	**2,032**	**51.3**	**2,792**
Provision for taxation	359	233	54.1	313
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**2,716**	**1,799**	**51.0**	**2,479**
Income on sale of investments (net of taxes)	6	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**2,722**	**1,799**	**51.3**	**2,479**
Minority interest	10	13	-23.1	21
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**2,712**	**1,786**	**51.8**	**2,458**
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)				
Before exceptional items				
Basic	48.75	32.80	48.6	45.03
Diluted	47.61	31.87	49.4	43.78
After exceptional items				
Basic	48.88	32.80	49.0	45.03
Diluted	47.73	31.87	49.8	43.78

** Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM Dec 31, 2006	LTM Dec 31, 2005
	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005		
	%	%	%	%	%
North America	63.2	63.7	65.0	63.9	64.5
Europe	26.8	25.8	24.9	26.2	24.0
India	1.8	1.6	1.4	1.6	1.8
Rest of the world	8.2	8.9	8.7	8.3	9.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005	LTM Dec 31, 2006	LTM Dec 31, 2005
	%	%	%		
Services					
Development	20.1	21.4	21.1	20.8	20.3
Maintenance	29.8	29.2	29.5	29.9	30.2
Re-engineering	2.1	2.3	5.0	2.7	5.2
Package implementation	17.9	17.0	16.3	17.2	15.7
Consulting	3.3	3.6	3.1	3.3	3.8
Testing	7.0	6.8	5.5	6.5	6.1
Engineering services	1.5	1.6	1.9	1.7	1.8
Business process management	4.9	4.5	4.0	4.4	3.7
Other services	9.1	9.9	9.8	9.8	9.3
Total services	**95.7**	**96.3**	**96.2**	**96.3**	**96.1**
Products	4.3	3.7	3.8	3.7	3.9
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *					
	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005	LTM Dec 31, 2006	LTM Dec 31, 2005
	%	%	%	%	%
Fixed Price	27.7	26.2	28.4	27.0	28.7
Time & Materials	72.3	73.8	71.6	73.0	71.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

"LTM" – Last Twelve Months
* Excluding products

Fact Sheet – Consolidated Financial data, Third Quarter, 2006-07

Infosys®

REVENUE BY INDUSTRY

	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005	LTM Dec 31, 2006	LTM Dec 31, 2005
	%	%	%	%	%
Insurance, banking & financial	38.6	37.4	36.0	37.3	35.5
Insurance	*7.6*	*6.7*	*7.0*	*7.1*	*8.0*
Banking & financial services	*31.0*	*30.7*	*29.0*	*30.2*	*27.5*
Manufacturing	12.8	14.0	14.1	13.9	13.7
Retail	10.5	9.0	10.3	9.9	9.9
Telecom	18.3	18.9	15.8	17.9	17.2
Energy & Utilities	5.4	5.6	5.3	5.4	4.2
Transportation & logistics	2.0	2.7	4.5	2.8	6.2
Services	8.3	7.7	9.8	8.5	9.6
Others	4.1	4.7	4.2	4.3	3.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA

	Quarter ended		
	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
Number of Clients			
Active	488	476	454
Added during the quarter	43	45	36
Accounting for > 5% of revenue	1	1	-
Number of million* dollar clients			
1 Million dollar +	256	232	206
5 Million dollar +	108	97	78
10 Million dollar +	67	61	51
20 Million dollar +	35	29	25
30 Million dollar +	22	20	18
40 Million dollar +	17	16	14
50 Million dollar +	11	12	7
60 Million dollar +	10	8	5
70 Million dollar +	8	6	2
80 Million dollar +	4	3	2
90 Million dollar +	2	3	1
100 Million dollar +	2	2	-
Client contribution to revenue			
Top client	6.9%	6.6%	4.5%
Top 5 clients	18.9%	21.0%	17.6%
Top 10 clients	31.0%	32.9%	29.9%
Repeat business	94.7%	95.2%	93.2%
Account receivables – LTM (in days)	63	65	57

"LTM" – Last Twelve Months
* LTM Revenues

Fact Sheet – Consolidated Financial data, Third Quarter, 2006-07

Infosys®

EFFORT AND UTILIZATION			
	Quarter ended		
	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
		%	%
Effort			
Onsite	26.5	27.4	26.0
Offshore	73.5	72.6	74.0
Revenue			
Onsite	49.2	50.3	48.6
Offshore	50.8	49.7	51.4
Utilization			
Including trainees	67.5	67.5	70.0
Excluding trainees	75.8	77.5	78.7

PERSON MONTHS DATA			
	Quarter ended		
	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
Billed – Onsite	35,368	33,346	24,918
– Offshore	98,343	88,499	70,876
TOTAL	**1,33,711**	**1,21,845**	**95,794**
Non Billable	42,616	35,294	25,962
Trainees	21,748	23,404	15,175
Sales & Support	10,255	9,842	7,785
TOTAL	**2,08,330**	**1,90,385**	**144,716**

EMPLOYEE METRICS			
	Quarter ended		
	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
Total Employees	69,432	66,150	49,422
S/W professionals	65,393	61,966	46,484
Billable	*58,073*	*53,873*	*39,494*
Banking Product Group	*1,967*	*1,809*	*1,677*
Trainees	*5,353*	*6,284*	*5,313*
Sales & Support	4,039	4,184	2,938
Gross Addition	6,062	10,795	5,135
Net Addition	3,282	7,741	3,226
Lateral Employees	1,676	2,560	927
Attrition % (LTM)*	13.5%	12.9%	10.8%

"LTM" – Last Twelve Months
* Excluding subsidiaries

Fact Sheet – Consolidated Financial data, Third Quarter, 2006-07

Infosys®

INFRASTRUCTURE (as on December 31, 2006) **					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats	
Bangalore	34,58,325	20,715	-	-	-
Pune	12,89,160	9,181	22,70,176	9,000	-
Chennai	9,69,406	6,466	10,40,000	5,000	-
Hyderabad	12,70,650	6,580	5,51,873	3,000	-
Bhubaneshwar	5,44,400	3,300	3,29,230	567	-
Mangalore	1,98,000	1,400	4,22,000	3,200	-
Mysore (including ILI)*	30,13,720	5,434	43,73,760	350	-
Chandigarh	6,48,728	3,900	3,63,212	2,100	-
Thiruvananthapuram	88,000	1,112	-	-	-
Mauritius	28,000	400	-	-	-
Total	**1,15,08,389**	**58,488**	**93,50,251**	**23,217**	**-**

* Infosys Leadership Institute

** Excluding subsidiaries

CONSOLIDATED IT SERVICES			
	Quarter ended		
	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
Effort – Services (Person Months)			
Onsite	35,175	33,146	24,815
Offshore	72,504	67,146	53,594
Total	**107,679**	**100,292**	**78,409**
Revenue – Services ($ million)			
Onsite	402.80	372.36	270.27
Offshore	342.74	312.13	245.21
Total	**745.54**	**684.49**	**515.48**

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended
	December 31, 2006	December 31, 2005	March 31, 2006
Consolidated Net Profit as per Indian GAAP	983	649	2,458
Stock compensation expenses (SFAS 123R)	(6)	-	-
Amortization of Intangibles	(6)	-	-
Consolidated Net income as per US GAAP	971	649	2,458

Reasons for differences in net income as per Indian GAAP and US GAAP

Stock compensation expenses (SFAS 123R)

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), *Share-Based Payment* using the modified prospective approach. The company recorded stock compensation expense of Rs. 6 crore during the three months ended December 31, 2006, using the fair value recognition provisions.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Infosys BPO Limited, formerly Progeon Limited.